Exhibit 99.2

Q3-2014 CONFERENCE CALL SCRIPT: FINAL

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR

SLIDE#2: CONFERENCE CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR].  Good morning everyone, and thank you for joining us to discuss our third quarter financial results.  On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will also be available, and can be accessed through the Investor Section of our web site.

SLIDE#3: FORWARD LOOKING STATEMENTS

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot, Solid Concepts, Harvest Technologies and GrabCAD acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective post-acquisition integration plan for MakerBot, Solid Concepts, Harvest Technologies, GrabCAD, and the Company’s other acquisitions; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the SEC, including the “Risk Factors” described in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 7, 2014. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions.  Certain non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

Now I would like to turn the call over to our CEO, David Reis.  David.

SLIDE#4: SUMMARY & OUTLOOK

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone.  Thank you for joining today’s call.

We are very pleased with our third quarter results, which included strong top-line revenue growth, including an impressive organic revenue growth rate of 35%.

We continued to observe positive sales momentum from a broad range of products and applications, including a significant expansion in manufacturing applications, as well as another impressive contribution from MakerBot.

In addition, the strong demand we continue to observe for our high-performance systems and materials is contributing to a favorable product mix, which is having a positive impact on our margins.

We believe our third quarter performance provides additional validation for the rationale behind our strategic initiatives and acquisitions.

During the third quarter, we closed on the acquisitions of Solid Concepts, Harvest Technologies, GrabCAD and HAFNER’S BÜRO.

We believe these acquisitions will expand our ability to address a wider spectrum of market verticals, applications, and technology solutions.

We are focused on serving our growing customer base and executing our integration plans.

In addition, we are on an aggressive path to position the company for long term growth, through incremental strategic investments in our channel and corporate infrastructure; as well as through new product development and additional acquisitions.

I will return later in the call to provide you more details on these developments and our strategy, but first I would like to turn the call over to our COO and CFO, Erez Simha, who will provide you details on our financial results.

Erez.

SLIDE#5: FINANCIAL SUMMARY

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As David mentioned in his opening remarks, we are very pleased with our third quarter performance.

Financial highlights include:

1.            Total revenue for the third quarter increased by 62% over last year to $203.6 million.

2.            We generated impressive year-over-year organic revenue growth of 35%, driven by strong demand for our products and services.

3.            MakerBot branded product and services revenue was also impressive, increasing by over 80% when compared to the pro forma revenue that MakerBot generated during the third quarter of 2013.

4.            Our gross margin came in at a strong 58.4% for the quarter.  Impressive when you consider the lower gross margin contribution of recent acquisitions.

5.            Non-GAAP net income for the third quarter increased by 50% over last year to $30.1 million, or $0.58 per diluted share.

6.            Cash flow used for operations was $10.7 million, driven by one-time employee bonuses and retention payments related to the Solid Concepts and Harvest Technology acquisitions.

SLIDE#6: REVENUE

Product revenue in the third quarter increased by 48% to $160.2 million, as compared to $108.3 million for the same period last year.

Within product revenue, system revenue increased by 59% in the third quarter over the same period last year, driven in large part by MakerBot’s impressive contribution to the quarter.

Note that MakerBot revenue is calculated as organic revenue beginning on August 15th, midway through the period.

System revenue growth excluding the non-organic portion of MakerBot was also impressive, growing by 41% over last year.

We continue to observe strong growth across a wide range of products, driven by the ongoing adoption of 3D printing technology for a broad range of applications from prototypes to direct digital manufacturing.

A few notable areas of strength included:

1.                                  The continued strength in high-end Fortus system sales, driven by increased demand for manufacturing applications;

2.                                  Strong sales of high-end PolyJet systems, including our new line of Objet500 Connex multi-material 3D Printers, as well as the Objet1000.

3.                                  In addition, we are encouraged by strong demand for our 5th Generation MakerBot products.

Within product revenue, consumables revenue increased by 32% in the third quarter compared to the same period last year, or 28% when excluding the non-organic portion of MakerBot.

The growth in consumables is driven primarily by our growing installed base of 3D printers, and the relatively high usage trends of our high-end systems.

In addition, we are observing favorable results from our efforts to provide application training and materials education to our customers.

These efforts are driving utilization towards advanced, higher-margin materials.

Combined with our growing installed base, and specifically the installed base of the Production Series and high-end Design Series systems, we believe our strategy of increasing consumption and encouraging use of premium materials is a positive indicator of consumables revenue growth in future periods.

Service revenue in the third quarter increased by 145% to $43.4 million, as compared to $17.7 million for the same period last year — this included a 38% organic increase in service revenue.

Please note that the acquisitions of Solid Concepts and Harvest Technologies both closed in the third quarter, and made significant inorganic contributions to service revenue.

David will provide more details on our integration progress for Solid Concepts and Harvest Technologies later in the call.

The growth in service revenue was favorably impacted by an increase in revenue from maintenance contracts and service parts driven by our growing installed base of systems.

In addition, the growth in service revenue was impacted by the change in accounting treatment we implemented last year surrounding how we recognize warranty revenue.

SLIDE#7: UNIT SALES

We shipped 10,965 3D printers and additive manufacturing systems in the third quarter, as compared to 5,925 systems shipped in the third quarter last year.

The significant increase in unit shipments resulted primarily from the inclusion of MakerBot systems.

However, we also observed strong unit sales growth across other product lines during the third quarter, including our higher-end Fortus and PolyJet systems.

Including all systems sold by Stratasys, Objet, Solidscape and MakerBot since their respective inceptions, the company has now sold 110,494 units worldwide on a combined basis, as of the end of the third quarter.

This is a significant milestone for the company, as we believe Stratasys is the only company to have shipped over 100,000 systems, on a combined basis.

SLIDE#8: GROSS PROFIT

Gross margin was 58.4% for the third quarter compared to 58.8% for the same period last year.

Sales of the company’s higher-margin products offset the impact of the relatively lower gross margin currently generated by MakerBot; and the lower gross margin generated by the incremental revenue recognized from the acquisition of Solid Concepts and Harvest Technologies.

SLIDE#9: OPERATING PROFIT

Operating expenses increased materially in the third quarter compared to last year, driven by the inclusion of Solid Concepts, Harvest Technologies, and MakerBot, as well as from increased sales, marketing, and R&D investments to support our growth expectations and fund new product introductions.

Net R&D expenses increased by 60% to $19.2 million in the third quarter as compared to the same period last year.

R&D expenses, as a percentage of sales, were 9.4%, compared to 9.5% for the same period last year.

SG&A expenses increased by 79% to $67.9 million for the third quarter as compared to $37.9 million for the same period last year, driven primarily by the inclusion Solid Concepts, Harvest Technologies, and MakerBot, as well as:

1.                                  Changes in our product distribution strategy involving an increased use of independent sales agents, which resulted in increased agent commissions;

2.                                  Incremental expenses for strategic and marketing initiatives;

3.                                  And an increase in headcount and infrastructure to support our growth.

We believe our accelerating organic growth rate is a reflection of the successful investments we have made over the past several quarters, and we will continue to make incremental investments going forward to support our aggressive growth expectations.

Our effective tax rate was 1.1% for the third quarter compared to the effective tax rate of 15.6% for the same period last year.

Our tax expense was impacted by the unique mix of taxable income that favored lower effective tax rate regions.

SLIDE#10: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

Sales in all regions increased significantly in the third quarter of 2014 as compared to the same period last year, driven by the inclusion of MakerBot revenue, as well as from the strong demand we are experiencing across all regions. As in prior quarters, the Asia Pacific region remains one of our faster growing regions.

Non-GAAP Appendix Reminder

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#11: BALANCE SHEET SUMMARY

We maintain approximately $459 million in cash and cash equivalents, and short term bank deposits on our balance sheet, amounting to $9 per share, compared to $578 million at the end of the second quarter.

The decrease in cash is primarily a result of the acquisitions of Solid Concepts and GrabCAD; as well as investments in working capital and expansion projects, offset by a $50 million withdrawal from our credit facility.

Cash flow used for operations was $10.7 million, as the company used significant free cash for one-time employee bonuses and retention payments related to the Solid Concepts and Harvest Technology acquisitions.

Capital expenditures amounted to approximately $20.3 million in facility and equipment investments.

Inventories increased to $119.3 million in the third quarter compared to $114.3 million at the end of the second quarter, primarily due to inclusion of the newly acquired parts services businesses.

Accounts receivable increased to $140.7 million in the third quarter compared to $113.6 million at the end of the second quarter, while DSO, on 12-month trailing revenue, was 74, compared to 68 for the second quarter; and 74 for the third quarter last year, primarily due to inclusion of the newly acquired parts services businesses.

SLIDE#12: FINANCIAL RESULTS & PROJECTIONS

In summary, we are very pleased with our third quarter results.

1.                                  We generated very impressive organic sales growth.

2.                                  We reported record financial results, driven by broad-based demand across our product lines.

3.                                  We should also highlight that our business, excluding acquisitions, experienced an expansion in margins over last year.

4.                                  We believe that we are making the appropriate investments in strategic initiatives and infrastructure to accelerate our growth moving forward, and that we are on the leading edge of our exciting industry.

5.                                 We have a strong balance sheet and we continue to position the company for future growth through strategic investments, as well as additional acquisitions.

6.                                  Our investments will support future growth, mainly in headcount, infrastructure, new product initiatives, and sales and marketing to support new product introductions.

7.                                  And finally, excluding an adjustment to our earnings forecast for the recent acquisition of GrabCAD, we have maintained our financial outlook for 2014 based on our positive momentum going into the fourth quarter.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our updated financial guidance, Shane.

SLIDE#13: GUIDANCE

SPEAKER: SHANE GLENN

Thank you Erez.

As previously communicated, the recent acquisition of GrabCAD, which was closed in September, currently provides no incremental revenue, and includes ongoing development costs that are expected to negatively impact the fourth quarter by $0.03 to $0.05 per share.

Stratasys provided the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

1.              Revenue guidance remains at $750 — $770 million.

2.              Reflecting the recent acquisition of GrabCAD, non-GAAP net income guidance was adjusted to $115 — $120 million, or $2.21 — $2.31 per diluted share; versus previous guidance of $117 — $122 million, or $2.25 — $2.35 per diluted share.

3.              GAAP guidance was updated to a net loss of ($31.6) — ($24.4) million, or ($0.63) — ($0.49) per basic share.

Non-GAAP earnings guidance excludes $80.6 million to $81.1 million of projected amortization of intangible assets; $29.4 million to $29.9 million of share-based compensation expense; $14.6 million of impairment charges; $66.7 million to $68.7 million in non-recurring expenses related to acquisitions; and includes $46.9 million to $47.9 million in tax expenses related to Non-GAAP adjustments.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release. The table provides itemized detail of the non-GAAP financial measures.

Stratasys provided the following additional information regarding the company’s performance and strategic plans:

1.                                  Operating expenses will expand materially in 2014 compared to 2013, driven by: significant investments to support MakerBot product development and sales expansion;

other investments in sales and marketing to drive future market adoption; and increased R&D investments to fund technology innovation and new product development.

2.                                  Growth in operating expenses includes significant investments to support the integration and alignment of the recent acquisitions of Solid Concepts and Harvest Technologies; as well as the inclusion of significant development expenses associated with the acquisition of GrabCAD.

3.                                  Capital expenditures are projected at $50 million to $60 million for 2014, and $160 million to $200 million for 2015, which includes significant investments to support future growth.

SLIDE#14: LONG TERM TARGET OPERATING MODEL

Additionally, Stratasys reiterated its long-term operating model, as provided on the following slide.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#15: MARKET OPPORTUNITY & STRATEGIC IMPERATIVES

SPEAKER: DAVID REIS

Thank you, Shane.

We are recognizing the results of a focused strategy that is capitalizing on many exciting growth opportunities.

We begin the fourth quarter with significant positive momentum, as our markets continue to grow and opportunities develop at an exciting rate.

We remain focused on our strategic imperatives and will pursue leadership in every area in which we operate; while investing aggressively to capture future growth and deliver shareholder value.

We remain focused on those objectives.

SLIDE #16-17: SOLID CONCEPTS, HARVEST & REDEYE

One of the fastest growing segments within our industry is Direct Digital Manufacturing and End-Use-Part production.

Our parts services strategy supports our core strategic imperatives of expanding our DDM expertise, as well as leading the market in the introduction of vertical market solutions.

Our recent acquisitions of Solid Concepts and Harvest Technologies have helped us grow our DDM and vertical market capabilities.

Since closing these acquisitions in the third quarter, we have been focused on the post-merger-integration process for the newly acquired companies with RedEye, with a team consisting of leaders from across the combined organizations.

The integration will be an ongoing process over the next 18 months.  Our plan is to combine the sales, application, marketing, business development and manufacturing functions into one unified group.

The rationale for our parts services initiative remains the same.

First, the new offering will be a growing and profitable business, supporting our strategic imperatives around DDM and vertical market applications.

Although early in this process, we are observing some positive trends from the combination, as we have begun to shift order fulfillment to maximize capacity utilization; as well as make better use of our geographic reach and combined technology expertise.

Second, we believe Stratasys will have opportunities for the synergistic selling of systems and services across our larger combined customer base.

To be clear, we are in the early stages of the integration process, and have not yet focused on realizing cross-selling synergies.

These transactions are fundamentally about growth and building the necessary infrastructure to continue to lead the additive manufacturing market.

SLIDE #18: GrabCAD

Future success within our industry will go beyond simply providing the market with the best hardware and material solutions.

We believe we must develop a leading 3D printing ecosystem that improves accessibility to our solutions, and allows us to enhance customer intimacy.

To advance this strategy, we recently announced the acquisition of GrabCAD, a leading cloud-based CAD collaboration platform and community site.

GrabCAD’s solution is CAD software agnostic, and empowers designers and engineers to manage, share, and view CAD files.

GrabCAD has built a global, leading and fast growing community of mechanical engineers and designers, with approximately 1.5 million users who are passionate about design.

The company has also established an industry leading team of software professionals with a deep understanding of the needs of designers and engineers.

GrabCAD will operate as a unit within the Stratasys Global Products and Technology Group, and is expected to continue to provide enhanced collaboration tools and improved accessibility relating to 3D CAD content.

We believe that improving 3D printing accessibility is critical to driving adoption for our products and services.

GrabCAD is a unique opportunity for Stratasys to strengthen our ecosystem by providing a common core platform and user experience for all of our 3D printing systems and part services offerings.

We are early in the post-merger-integration process with GrabCAD, and are optimistic about the opportunities that this acquisition is expected to provide for our company.

SLIDE #19: NEW PROUCT INTRODUCTIONS

While we have been busy with expanding our offerings through strategic acquisitions, we have maintained our internal focus on accelerating new solutions to market.

Our strategy includes the aggressive development of new products that meet our customers’ needs, as well as the development of innovative go-to-market and channel expansion initiatives.

We introduced several new products since the beginning of the last quarter.

Following up on the successful launch of the Connex3, in September we announced the Connex1 and Connex2, and are observing strong demand for the new systems to address a variety of applications.

For example, the advanced capabilities of the Connex line is driving new opportunities within medical applications that require multiple materials, as well as high color and fine feature resolution.

Demonstrating our commitment to leading the market with innovative new products, yesterday we announced two new Fortus FDM systems and eight new PolyJet systems, including a significant expansion of our successful Connex line of multi-material 3D printers.

Additionally, we strengthened our material portfolio with Ultem 1010 resin for the Fortus 900mc.  These product announcements were previously scheduled for Euromold, but based on anticipated strong demand we announced the new products yesterday at the SEMA trade show in Las Vegas.

This has been a very big year for new product introductions, as we have already released multiple new products and materials across our combined portfolio.

For example, the Objet 1000, which began shipping earlier this year, experienced strong demand and was a significant contributor to the quarter.

We believe the unmatched build-size, material selection, and part quality our high-end PolyJet offerings create a valuable proposition for numerous applications across multiple vertical markets.

SLIDE #20: New Channel & Go-to-market

In addition to launching new products, we are also focused on the development of new channels, go-to-market strategies, and strategic partnerships.

Expanding our channel and pursuing strategic partnership not only supports distribution of our new product introductions, but also improves 3D printing accessibility and customer intimacy by allowing us to connect with our customers in new and innovative ways.

In the third quarter we announced two significant channel expansions for our MakerBot branded products.

First, Home Depot, which is now carrying MakerBot Fifth Generation 3D Printers in select stores as a pilot program; and second, the creation of MakerBot Europe, the result of the acquisition of MakerBot’s German distributor, HAFNER’S BÜRO.

We are also reaching new customers through the expansion of our UPS partnership.

Last year, The UPS Store selected the uPrint SE Plus as part of a 3D printing pilot program in six stores in select markets across the United States.

Over the past year, the six locations experienced increasing demand for 3D printing services among small businesses, startups, inventors, artists and professionals.

After the successful pilot program, UPS announced a nationwide expansion of its 3D printing services at nearly 100 locations.

We believe this as a positive indication of customer demand for increased access to 3D printing technology, and we believe we are well positioned to capitalize on the opportunity with our industry-leading products.

SLIDE #21: ORGANIZATIONAL INVESTMENTS

To support all these initiatives, and in light of the market demand we are experiencing, we will continue to invest in the necessary infrastructure that can support our growth.

We are a rapidly expanding global company, with over 29 offices worldwide, and nearly 3,000 employees.

Over 700 employees were added in the third quarter alone, the majority as a result of our recent acquisitions.

As Stratasys grows, we must build a scalable foundation that allows an ongoing emphasis on innovation and product development, while providing the necessary tools to fully leverage new products and services into the marketplace.

We believe we are leading the industry in building such an infrastructure.

SLIDE#22: SUMMARY & OUTLOOK

In summary:

1.                                  We are extremely pleased with our third quarter financial results that include record top-line revenue, impressive organic growth, and strong profit growth.

2.                                  We observed broad-based demand for our products and services, with particular strength in our high-performance systems and materials, as well as an impressive contribution from MakerBot.

3.                                  The impact of our strategic investments is reflected in our impressive revenue growth, which we believe validates our strategy.

4.                                  We closed the acquisitions of Solid Concepts, Harvest Technologies, and GrabCAD, expanding our ability to address a wide spectrum of market verticals and develop a broad set of solutions to meet our customer’s evolving needs.

5.                                  We continue to position the company to capitalize on future growth opportunities by making the necessary strategic investments in channel, product, and technology development; as well as executing a focused M&A strategy.

6.                                  And finally, we continue to observe a favorable market environment and expect a strong finish to the year.

Operator, please open the call for questions.

SLIDE#23: Q&A

Thank you for joining today’s call.  We look forward to speaking with you again next quarter. Goodbye.

SLIDE#24-25: RECONCILIATION TABLES